Exhibit 99

Contact Information:
CCG Investor Relations 15300 Ventura Boulevard, Suite 303 Sherman Oaks, CA 91403 (818) 789-0100 Crocker Coulson, Partner crocker.coulson@ccgir.com	Retalix Ltd. Barry Shaked, CEO Danny Moshaioff, CFO Retalix Ltd. (011) 972-9-776-6677 (760) 931-6940

FOR IMMEDIATE RELEASE

Retalix Prices Offering of 3,000,000 Ordinary Shares at $18 Per Share

Ra'anana, Israel, April 28, 2004—Retalix Ltd. (Nasdaq: RTLX), a provider of integrated enterprise-wide software solutions for the retail food and fuel industries worldwide, including supermarkets, convenience stores, and fuel stations, announced today that it has priced an offering of 3,000,000 of its ordinary shares at a price to the public of $18 per share.

The offering is expected to yield proceeds to Retalix of approximately $51 million, net of the underwriting discount. The offering is expected to close on May 4th, 2004.

Citigroup Global Markets Inc. acted as the sole bookrunner for the offering with UBS Securities LLC as joint lead manager. Piper Jaffray & Co. and C.E. Unterberg, Towbin LLC acted as co-managers of the offering.

Retalix has granted the underwriters of the offering a 30-day option to purchase up to an additional 450,000 ordinary shares to cover over-allotments, if any.

A final prospectus supplement and the accompanying prospectus relating to the offering may be obtained by contacting Citigroup Global Markets Inc., 388 Greenwich Street, New York, NY 10013, Tel: (212) 816-6000.

This announcement is not an offer to sell or the solicitation of an offer to buy any of these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the securities laws of any such state or jurisdiction.

# # #